October 25, 2017


Thomas J. Friedmann, Esquire
Dechert LLP
One International Place, 40th Floor
100 Oliver Street
Boston, MA 02110

        Re: Golub Capital BDC 3, Inc., File Nos. 000-55846 and 814-01244

Dear Mr. Friedmann:

We have the following comments on the registration statement of Golub Capital BDC 3, Inc. ("Fund") that was filed on September 29, 2017. The registration statement was filed on Form 10 to register a class of securities of the Fund pursuant to Section 12(g) of the Securities Exchange Act of 1934 ("1934 Act"). Our comments refer to specific captions and page numbers of the registration statement, but you should consider them applicable to similar disclosure throughout the registration statement.

                                                   GENERAL

    1. We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

    2. Please confirm that the Fund does not intend to issue debt securities or preferred stock within a year from the effective date of the Registration Statement.

                                              ITEM 1. BUSINESS

Market Trends, page 6

    3. Please reconcile the disclosure in the paragraphs, Competition from Bank Lenders and Market
       Environment. If it is currently true, as you say, that commercial banks are continuing to "de-emphasize"
       middle market lending, but there is increased competition from other entities, are you saying that this is a net benefit for the Fund?

Investment Structure, page 10

    4. In the first paragraph, please define the term, "private equity sponsor," and explain the role of such entities in the Fund's investment process.
 Thomas J. Friedmann, Esquire
Dechert LLP
October 25, 2017
Page 2

Senior Loan Fund, page 11

    5. Please inform the staff whether "GBDC 3 SLF" will be consolidated in the Fund's financial statements.
       If not, please inform the staff about whether the Fund's auditor agrees with that decision and any applicable guidance or authorities from GAAP and/or the securities laws and regulations that support it.

    6. Please confirm to the staff that the Fund will perform (i) an annual analysis as to whether the financial statement and information requirements of Rules 3-09 or 4-08(g) of Regulation S-X have been triggered, and (ii) a quarterly analysis as to whether the financial information requirements of Rule 10-01(b)(1) of
       Regulation S-X have been triggered.

    7. Will GBDC 3 SLF rely upon one of the exceptions from the definition of "investment company" set forth in Sections 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940 ("1940 Act")? If yes, confirm that the Fund will not treat it as an "eligible portfolio company," as defined in Section 2(a)(46) of the 1940
       Act.

    8. Please confirm to the staff that the financial statements of GBDC 3 SLF will be included in the Fund's
       Form 10-K reports.

    9. Please provide the staff with copies of all material agreements that the Fund has entered into with respect to its arrangement to co-invest with "RGA" through GBDC 3 SLF. See Regulation S-K 601(b)(10).

Private Placement of Our Common Stock, page 12

    10. Please clarify the relationship of the last sentence on page 12 and the first sentence on page 13. Under what circumstances will the Fund bear "placement or distribution fees" where the net proceeds upon a sale of common stock are equal to or more than the net asset value per share?

Conflicts of Interest, page 14

    11. Please disclose the Fund's current "targeted leverage ratio," referred to in the second paragraph on page
        15.

Management Fee, page 16

    12. We suggest that, because it would be helpful to investors, you consider adding a fee table that conforms to requirements of Item 3 of Form N-2.

Income and Capital Gain Incentive Fee Calculation, page 18

    13. In the second paragraph, please explain how "...it is possible that an Incentive Fee may be calculated under this formula with respect to a period in which we have incurred a loss." The example of the subsequent sentence should be revised to illustrate this point.

Administration Agreement, page 26

    14. Please add disclosure where appropriate that discusses how the board of directors, including the independent directors, will review the compensation that the Fund pays to the Administrator and determine that such payments are reasonable in light of the services provided. This discussion should
 Thomas J. Friedmann, Esquire
Dechert LLP
October 25, 2017
Page 3

        include an explanation of how the board of directors determines that expenses are appropriately among the Fund and the affiliates of Golub, as well as the policies and procedures that the board follows.

Senior Securities, page 29

    15. Please clarify that the Funds' borrowings in excess of 5% of total assets for temporary purposes and all of their borrowings for "emergency purposes" that are not "temporary" will be subject to the 200% asset coverage requirements of Section 61(a)(1) of the 1940 Act.

Other, page 30

    16. Please clarify the last sentence, on page 30, to state, in substance, that the Fund may co-invest alongside any clients, accounts, and funds managed by the Adviser and its affiliates consistent with no-action relief permitting a fund and such affiliates to purchase interests in a single class of privately placed securities so long as certain conditions are met, including that the Adviser negotiates no term other than price. (See
        Mass Mutual Life Ins. Co. (June 7, 2000)).

                                           ITEM 1A. RISK FACTORS

Our management and incentive fee structure may create incentives for GC Advisors that are not fully aligned with the interests of our stockholders..., page 43

    17. Please disclose under a separate heading that, to the extent the Fund invests in original issue discount
        ("OID") instruments, including payment-in-kind ("PIK"), zero coupon bonds, and debt securities with attached warrants, investors will be exposed to the risks associated with the inclusion of such non-cash income in taxable and accounting income prior to receipt of cash, including the following:

          The interest payments deferred on a PIK loan are subject to the risk that the borrower may default when the deferred payments are due in cash at the maturity of the loan;

          The interest rates on PIK loans are higher to reflect the time-value of money on deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments;

          PIK instruments may have unreliable valuations because the accruals require judgments about ultimate collectability of the deferred payments and the value of the associated collateral;

          An election to defer PIK interest payments by adding them to principal increases the Fund's gross assets and, thus, increases future base management fees to the Adviser and, because interest payments will then be payable on a larger principal amount, the PIK election also increases the Adviser's future income incentive fees at a compounding rate;

          Market prices of OID instruments are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in cash;

          The deferral of interest on a PIK loan increases its loan-to-value ratio, which is a measure of the riskiness of a loan;

          OID creates the risk of non-refundable cash payments to the Adviser based on non-cash accruals that may never be realized;
 Thomas J. Friedmann, Esquire
Dechert LLP
October 25, 2017
Page 4


          The Fund will be required under the tax laws to make distributions of OID income to shareholders without receiving any cash. Such required cash distributions may have to be paid from offering proceeds or the sale of fund assets without investors being given any notice of this fact; and

          The required recognition of OID, including PIK, interest for U.S. federal income tax purposes may have a negative impact on liquidity, because it represents a non-cash component of the Fund's taxable income that must, nevertheless, be distributed in cash to investors to avoid it being subject to corporate level taxation.

Fair Value Measurements, page 69

    18. The disclosure, in the first paragraph on page 70, states: "Our fair value analysis includes an analysis of the value of any unfunded loan commitments." Please provide in your response letter a representation that the Fund reasonably believes its assets will provide adequate cover to allow it to satisfy all of its
        "unfunded loan commitments" and a general explanation as to why the Fund believes it can cover such commitments.

                                                       ***

In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please respond to all comments in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and also state the basis for your position. The staff may have further comments after reviewing your responses. If you have any questions about these comments, please call me at 202-551-6943 or e-mail me at o'connorj@sec.gov. In my absence, contact Keith OConnell at 202-551-6948 or send an email to oconnellk@sec.gov.

Very truly,

/s/ James E. O'Connor

James E. O'Connor
Senior Counsel